YOU ON DEMAND HOLDINGS, INC.

May 11, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Brandon Hill

Re:	YOU On Demand Holdings, Inc.
Registration Statement on Form S-1
Commission File No. 333-169801

Dear Mr. Hill,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), YOU On Demand Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 9:00 a.m. (Eastern Time) on Friday, May 13, 2011, or as soon thereafter as practicable.

We acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of the Securities Act.  Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

If you have any questions or would like to discuss this request, please feel free to contact Brian J. Buck, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at 202.663.8347.

Very truly yours,

YOU ON DEMAND HOLDINGS, INC.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer